FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On February 12, 2025, the Registrant issued a press release announcing its unaudited fourth quarter and full year 2024 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974 and 333-278802) and on Form F-3 (Registration No. 333-266044).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 12, 2025	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

ii

Gilat Reports Fourth Quarter and Full Year 2024 Results

Q4 Revenue of $78.1 million, GAAP Operating Income of $12.8
million and Adjusted EBITDA of $12.1 million

2024 Revenue of $305.4 million, GAAP Operating Income of $27.7 million and a 25-year Record Adjusted EBITDA of $42.2 million

Expects 2025 Revenues to increase by 36%-50%

Announces New Reporting Segments

Petah Tikva, Israel, February 12, 2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its unaudited results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Revenue of $78.1 million, up 3% compared with $75.6 million in Q4 2023;

•	GAAP operating income of $12.8 million, compared with $2.9 million in Q4 2023;

•	Non-GAAP operating income of $9.7 million, compared with $6.1 million in Q4 2023;

•	GAAP net income of $11.8 million, or $0.21 per diluted share, compared with $3.4 million, or $0.06 per diluted share, in Q4 2023;

•	Non-GAAP net income of $8.5 million, or $0.15 per diluted share, compared with $6.5 million, or $0.11 per diluted share, in Q4 2023;

•	Adjusted EBITDA of $12.1 million, up 30% compared with $9.4 million in Q4 2023.

Full year 2024 Financial Highlights

•	Revenue of $305.4 million, up 15% compared with $266.1 million in 2023;

•	GAAP operating income of $27.7 million, compared with $28.1 million in 2023;

•	Non-GAAP operating income of $31.9 million, up 35% compared with $23.5 million in 2023;

•	GAAP net income of $24.8 million, or $0.44 per diluted share, compared with $23.5 million, or $0.41 per diluted share in 2023;

•	Non-GAAP net income of $28.2 million, or $0.49 per diluted share, compared with $19.9 million, or $0.35 per diluted share 2023;

•	Adjusted EBITDA was $42.2 million, up 16% compared with adjusted EBITDA of $36.4 million in 2023.

2025 Guidance

Management’s financial guidance for 2025 is for revenues of between $415 to $455 million, and Adjusted EBITDA is expected to be between $47 to $53 million1.

Adi Sfadia, Gilat’s CEO, commented, "Gilat delivered strong results with profitability of Adjusted EBITDA of $12.1 million for the fourth quarter and $42.2 million for the entire year. These results alongside our strong generation of cash flow underscore the strength and resilience of our core business model, demonstrating both operating leverage and the positive impact of our current product revenue mix.”

“During the fourth quarter our Defense and In-Flight Connectivity business continued to experience strong momentum with increased orders and awards. The Defense segment, with a focus on the US DoD, represents a significant growth opportunity for Gilat. We are pleased with our progress in expanding opportunities to serve the specialized needs of government and military customers with our innovative satellite solutions.” Mr. Sfadia continued. “With the closing of the Stellar Blu acquisition, our Commercial business is poised for significant growth as we establish our leadership in the expanding Electronically Steerable Antenna (ESA) market. Our portfolio of IFC GEO, LEO and multi-orbit solutions will be instrumental in capitalizing on increasing demand for inflight connectivity by airlines and passengers.”

Mr. Sfadia concluded, “Looking ahead into 2025, given the significant potential we see in the defense market and our view of this as a strategic growth engine, we plan to increase our investment in R&D, Sales and Marketing of the Defense Segment. We believe that this targeted increase will allow us to take advantage of the opportunities we see quicker and more decisively to ensure a long term growth in this market. Coupled with our recent acquisitions and positioning in the Satcom market, Gilat has the resource base to scale the IFC and Defense businesses and our track record of profitable, cash generating growth, provides a strong foundation for Gilat’s continued success."

1 We do not provide forward-looking guidance on a GAAP basis because we are unable to reasonably provide forward-looking guidance for certain financial data, such as amortization of purchased intangibles and earnout-based expenses related to recent acquisitions. As a result, we are not able to provide a reconciliation of GAAP to non-GAAP financial measures for forward-looking data without unreasonable effort.

Commencing January 1, 2025, the company has implemented a new organizational structure and reportable segments. The new organizational structure and segment reporting are designed to better target the diverse and attractive end markets the company serves and to provide investors with greater insight into Gilat’s business lines and strategic growth opportunities. The company will report financial results based on the following three divisions: Gilat Defense, Gilat Commercial and Gilat Peru.

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong focus on the U.S. Department of Defense resulting from our strategic acquisition of DataPath Inc. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the division delivers resilient battlefield connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations with turnkey solutions for service providers, satellite operators, and enterprises. Our acquisition of Stellar Blu serves as the cornerstone of this division, strengthening our position in the IFC  market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, Gilat Peru provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

Gilat has prepared unaudited illustrations of the company’s financial reports for Fiscal Years 2023 and 2024 to reflect the company’s results based on the new segment reporting, which can be found in the IR section on Gilat’s website. For additional information about Gilat’s new divisional structure, please click here: Link

Key Recent Announcements

•	Gilat Secures Over $18 Million Orders Addressing Demand for In-Flight Connectivity Solutions

•	Gilat Receives $9 Million in Orders for Multi-Orbit SkyEdge Platforms

•	Gilat Completes Acquisition of Stellar Blu Solutions LLC

•	Gilat and Hispasat Provided Immediate Satellite Communication to Support Disaster Recovery Efforts After Hurricane Helene

•	Gilat Receives Over $3 Million in Orders to Support LEO Constellations

•	Gilat Awarded Over $5 Million in orders to Support Critical Connectivity for Defense Forces

•	Gilat Receives $4M in Orders for Advanced Portable Terminals from Global Defense Customers

Conference Call Details

Gilat’s Management will discuss its fourth quarter and full year 2024 results and business achievements and participate in a question-and-answer session:

Date:	Wednesday, February 12, 2025
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-407-2553
International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at gilat.com and through this link: https://veidan.activetrail.biz/gilatq4-2024

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation expenses, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly-owned subsidiaries—Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu—we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems; high-performance satellite terminals; advanced Satellite On-the-Move (SOTM) antennas and ESAs; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the terrorist attacks by Hamas, and the hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Product and Marketing Officer
hagayk@gilat.com

Alliance Advisors:
GilatIR@allianceadvisors.com
Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited

Revenues	$305,448	$266,090	$78,128	$75,612
Cost of revenues	192,117	161,145	47,107	46,692

Gross profit	113,331	104,945	31,021	28,920

Research and development expenses, net	38,136	41,173	10,108	11,624
Selling and marketing expenses	27,381	25,243	6,657	7,119
General and administrative expenses	26,868	19,215	6,192	6,312
Other operating expenses (income), net	(6,751)	(8,771)	(4,706)	986

Total operating expenses	85,634	76,860	18,251	26,041

Operating income	27,697	28,085	12,770	2,879

Financial income, net	1,504	109	63	1,196

Income before taxes on income	29,201	28,194	12,833	4,075

Taxes on income	(4,352)	(4,690)	(1,069)	(628)

Net income	$24,849	$23,504	$11,764	$3,447

Earnings per share (basic and diluted)	$0.44	$0.41	$0.21	$0.06

Weighted average number of shares used in
computing earnings per share
Basic	57,016,920	56,668,999	57,017,032	56,820,774
Diluted	57,016,920	56,672,537	57,017,032	56,820,774

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2024			December 31, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$31,021	$575	$31,596	$28,920	$617	$29,537
Operating expenses	18,251	3,680	21,931	26,041	(2,615)	23,426
Operating income	12,770	(3,105)	9,665	2,879	3,232	6,111
Income before taxes on income	12,833	(3,105)	9,728	4,075	3,232	7,307
Net income	$11,764	$(3,252)	$8,512	$3,447	$3,097	$6,544

Basic earnings per share	$0.21	$(0.06)	$0.15	$0.06	$0.06	$0.12

Diluted earnings per share	$0.21	$(0.06)	$0.15	$0.06	$0.05	$0.11

Weighted average number of shares used in
computing earnings per share
Basic	57,017,032		57,017,032	56,820,774		56,820,774
Diluted	57,017,032		57,024,316	56,820,774		56,987,939

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income (expenses), net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	December 31, 2024	December 31, 2023
	Unaudited	Unaudited

GAAP net income	$11,764	$3,447

Gross profit
Stock-based compensation expenses	133	129
Amortization of purchased intangibles	389	448
Other integration expenses	53	40
	575	617
Operating expenses
Stock-based compensation expenses	653	796
Stock-based compensation expenses related to business combination	140	662
Amortization of purchased intangibles	216	162
Other operating income (expenses), net and other integration expenses	(4,689)	995
	(3,680)	2,615

Taxes on income	(147)	(135)

Non-GAAP net income	$8,512	$6,544

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2024			December 31, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Audited	Unaudited

Gross profit	$113,331	$3,673	$117,004	$104,945	$895	$105,840
Operating expenses	85,634	(500)	85,134	76,860	5,434	82,294
Operating income	27,697	4,173	31,870	28,085	(4,539)	23,546
Income before taxes on income	29,201	4,173	33,374	28,194	(4,539)	23,655
Net income	$24,849	$3,376	$28,225	$23,504	$(3,597)	$19,907

Basic earnings per share	$0.44	$0.06	$0.50	$0.41	$(0.06)	$0.35

Diluted earnings per share	$0.44	$0.05	$0.49	$0.41	$(0.06)	$0.35

Weighted average number of shares used in
computing earnings per share
Basic	57,016,920		57,016,920	56,668,999		56,668,999
Diluted	57,016,920		57,041,778	56,672,537		56,784,601

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income, net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Twelve months ended	Twelve months ended
	December 31, 2024	December 31, 2023
	Unaudited	Unaudited

GAAP net income	$24,849	$23,504

Gross profit
Stock-based compensation expenses	518	407
Amortization of purchased intangibles	2,412	448
Other non-recurring expenses	466	-
Other integration expenses	277	40
	3,673	895
Operating expenses
Stock-based compensation expenses	2,771	2,354
Stock-based compensation expenses related to business combination	3,437	662
Amortization of purchased intangibles	988	312
Other operating income, net and other integration expenses	(6,696)	(8,762)
	500	(5,434)

Taxes on income	(797)	942

Non-GAAP net income	$28,225	$19,907

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Twelve months ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
	Unaudited		Unaudited

GAAP net income	$24,849	$23,504	$11,764	$3,447
Adjustments:
Financial income, net	(1,504)	(109)	(63)	(1,196)
Taxes on income	4,352	4,690	1,069	628
Stock-based compensation expenses	3,289	2,761	786	925
Stock-based compensation expenses related to business combination	3,437	662	140	662
Depreciation and amortization (*)	13,777	13,627	3,068	3,862
Other operating expenses (income), net	(6,751)	(8,771)	(4,706)	986
Other non-recurring expenses	466	-	-	-
Other integration expenses	332	49	70	49

Adjusted EBITDA	$42,247	$36,413	$12,128	$9,363

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Twelve months ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited

Satellite Networks	$198,174	$168,527	$49,064	$53,517
Integrated Solutions	54,925	46,133	17,257	9,503
Network Infrastructure and Services	52,349	51,430	11,807	12,592

Total revenues	$305,448	$266,090	$78,128	$75,612

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$119,384	$103,961
Restricted cash	853	736
Trade receivables, net	53,554	44,725
Contract assets	20,987	28,327
Inventories	38,890	38,525
Other current assets	21,963	24,299

Total current assets	255,631	240,573

LONG-TERM ASSETS:
Restricted cash	12	54
Long-term contract assets	8,146	9,283
Severance pay funds	5,966	5,737
Deferred taxes	11,896	11,484
Operating lease right-of-use assets	6,556	5,105
Other long-term assets	5,288	9,544

Total long-term assets	37,864	41,207

PROPERTY AND EQUIPMENT, NET	70,834	74,315

INTANGIBLE ASSETS, NET	12,925	16,051

GOODWILL	52,494	54,740

TOTAL ASSETS	$429,748	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands (except share data)

	December 31,	December 31,
	2024	2023
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$-	$7,453
Trade payables	17,107	13,873
Accrued expenses	45,368	51,906
Advances from customers and deferred revenues	18,587	34,495
Operating lease liabilities	2,557	2,426
Other current liabilities	17,817	16,431

Total current liabilities	101,436	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,677	6,537
Long-term advances from customers and deferred revenues	580	1,139
Operating lease liabilities	4,014	3,022
Other long-term liabilities	10,606	12,916

Total long-term liabilities	23,877	25,614

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,733	2,733
Additional paid-in capital	943,294	937,591
Accumulated other comprehensive loss	(6,120)	(5,315)
Accumulated deficit	(635,472)	(660,321)

Total shareholders' equity	304,435	274,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$429,748	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income	$24,849	$23,504	$11,764	$3,447
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,554	13,402	3,012	3,805
Capital gain from sale of property	-	(2,084)	-	-
Stock-based compensation *)	6,726	3,423	926	1,587
Accrued severance pay, net	(89)	167	(72)	12
Deferred taxes, net	1,834	2,662	298	(1,203)
Decrease (increase) in trade receivables, net	(9,347)	13,448	(2,328)	9,561
Decrease (increase) in contract assets	8,519	(1,694)	11,506	(7,804)
Decrease (increase) in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash and cash equivalents)	11,661	(351)	8,590	(3,949)
Decrease (increase) in inventories, net	(1,928)	(2,387)	544	3,798
Increase (decrease) in trade payables	3,196	(7,635)	(1,884)	(2,314)
Increase (decrease) in accrued expenses	(5,906)	735	(8,581)	3,517
Increase (decrease) in advances from customers and deferred revenues	(16,390)	803	(4,228)	(1,843)
Increase (decrease) in other liabilities	(5,010)	(12,049)	(3,265)	1,343
Net cash provided by operating activities	31,669	31,944	16,282	9,957

Cash flows from investing activities:
Purchase of property and equipment	(6,610)	(10,746)	(2,515)	(2,090)
Acquisitions of subsidiary, net of cash acquired	-	(4,107)	-	(4,107)
Receipts from sale of property	-	2,168	-	-
Net cash used in investing activities	(6,610)	(12,685)	(2,515)	(6,197)

Cash flows from financing activities:
Repayment of credit facility, net	(7,453)	(1,590)	-	(1,590)
Repayments of short-term debts	(7,836)	-	(3,793)	-
Proceeds from short-term debts	7,836	-	1,066	-
Costs associated with entering into a long-term debt	(654)	-	(654)	-
Net cash used in financing activities	(8,107)	(1,590)	(3,381)	(1,590)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,454)	(63)	(896)	2,288

Increase in cash, cash equivalents and restricted cash	15,498	17,606	9,490	4,458

Cash, cash equivalents and restricted cash at the beginning of the period	104,751	87,145	110,759	100,293

Cash, cash equivalents and restricted cash at the end of the period	$120,249	$104,751	$120,249	$104,751

*) Stock-based compensation including expenses related to business combination in the amounts of $3,437 and $662 for the twelve months ended December 31, 2024 and 2023, respectively.
    Stock-based compensation including expenses related to business combination in the amounts of $140 and $662 for the three months ended December 31, 2024 and 2023, respectively.